Exhibit 10.5

Ted W. Beneski

Chairman of the Board

817.448.772 direct

tbeneski@insightequity.com

October 25, 2012

Mr. Robert Lane

3036 Plumb Street

Houston, TX 77005

Dear Robert:

We are very pleased to offer you the position of Chief Financial Officer of Emerge Energy Services LP (the “MLP” and, including any successors or assigns, the “Company”).  Your annual salary will be $256,000, less payroll deductions and all required withholdings, payable in installments in accordance with the Company’s normal payroll practices (but in no event less often than monthly).  At the Company’s request, you will also serve the Company and/or its affiliates (including Emerge Energy Services GP, LLC) in such additional capacities as the Company may designate.  In the event that you serve in such additional capacities, your compensation will not be increased on account of such additional service beyond that specified in this letter.

For each fiscal year of the Company during your employment, you will be eligible to receive an annual cash bonus at a target rate of 50% of your annual salary, provided that you remain employed by the Company through the last date of the applicable fiscal year.  The actual annual bonus will be based upon the actual performance level of the MLP compared with applicable targets established by the Board of Directors.  Your actual bonus rate may be higher than 50% if MLP performance exceeds the targets but there may also be no payout if MLP performance does not meet minimum hurdles.  For 2012, the annual bonus will be pro-rated based on the portion of the year that you are actually employed by the Company.  Any annual bonus will be paid (to the extent such annual bonus becomes payable) as soon as administratively practicable in the calendar year following the calendar year with respect to which the annual bonus is earned, following the completion of the audit for the applicable year.

You will also be eligible to receive a cash bonus of $50,000 that will be earned and paid in two installments.  The first payment of $25,000 will be made during your first week of employment with the Company.  The second payment of $25,000 will be made on the three month anniversary of your start date, subject to your continued employment through that anniversary date.

You will be eligible to participate in two long-term incentive programs (“LTICs”).  The first LTIC will be based upon the actual amount of cash distributed by the MLP to its investors.  In each of your first three full calendar years of employment, you will be eligible to earn a cash payout of up to $100,000 as long as the MLP distributes an amount at least equal to the initial Minimum Quarterly Distribution (“MQD”) as determined as part of the MIP’s initial public offering (the “IPO”) process.  This cash incentive will be calculated once per year and will vest in full, subject to your continued employment, on December 31, 2015, and will be paid in a single lump sum by March 15, 2016.  You will also be eligible to receive a pro-rated cash payout with respect to 2012 that will vest and be paid in accordance with the same terms and conditions provided in the immediately preceding sentence.  The MQD incentive will be calculated according to the following schedule.

Annual MQD Earned & Paid	Annual Incentive
Below the MQD	$0
0% growth to 15%	$50,000
>15% to 30%	$75,000
>30%	$100,000

The second LTIC will be based on equity appreciation compared to MLP equity value at IPO.  In each of your first three full calendar years of employment, you will be eligible to earn a cash payout of up to $125,000 as long as the value of the common units trades at or above the IPO level.  Each year, we will calculate the average daily trading value of the MLP common units for such year.  This will be compared to the IPO value to determine the annual incentive.  Unit values will be adjusted for splits, consolidations and other similar transactions.  This cash incentive will be calculated once per year and will vest in full, subject to your continued employment, on December 31, 2015, and will be paid in a single lump sum by March 15, 2016.  You will also be eligible to receive a pro-rated cash payout with respect to 2012 that will vest and be paid in accordance with the same terms and conditions provided in the immediately preceding sentence. The equity value incentive will be calculated according to the following schedule.

Equity Value Change	Annual Incentive
Below the IPO Value	$0
0% growth to 10%	$50,000
>10% to 20%	$75,000
>20% to 30%	$100,000
>30%	$125,000

Finally, you will also be eligible to participate in all health, welfare and retirement plans maintained by the Company from time to time on the same basis as other similarly situated employees, subject to the terms and conditions thereof, but nothing contained in this letter will, or will be construed so as to, obligate the Company or its affiliates to adapt, sponsor, maintain or continue any benefit plans or programs at any time.

This will be an at-will employment arrangement, so either you or the Company may end your employment at any time for any reason with or without notice, at which point this letter will terminate in its entirely except for subsections (a), (b) and (c) below to the extent any such subsection is applicable:

(a)                     In the event the Company terminates your employment without “cause” (other than due to your death or “disability” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”))) prior to or on a “change of control,” you will be entitled to receive a severance payment in an amount equal to 12 months of your then current base salary, payable in a single cash lump sum payment.  You will immediately vest in and be entitled to receive payment of the LTICs outlined above, to the extent that they have been earned as of your termination date.  For partial years, we will treat the LTICs as if they were calculated on a quarterly basis and you will be eligible to earn a payout up to the end of the most recently completed fiscal quarter.  All payments described in this subsection (a) will be made on the 60th day following your termination date, subject to your timely execution and non-revocation of a general release of claims in a form that is satisfactory to the Company and its affiliates.

(b)                     In the event the Company terminates your employment without “cause” (other than due to your death or “disability” (within the meaning of Section 409A of the Code)) within two months following a “change of control,” you will be entitled to receive (i) a severance payment in an amount equal to 18 months of your then current base salary plus (ii) an amount equal to 9 months of your then current base salary, each paid as a single cash lump sum payment.  Finally, you will immediately vest in and be entitled to receive payment of the LTICs outlined above, calculated in the same manner as if your termination had been without cause prior to a change of control.  All payments described in this subsection (b) will be made on the 60th day following your termination date, subject to your timely execution and non-revocation of a general release of claims in a form that is satisfactory to the Company and its affiliates.

(c)                      As used in subsections (a) and (b) above, the term (i) “cause” means any of the following as determined by the Company in the exercise of good faith and reasonable judgment:  (v) willful and continued refusal to perform your duties, other than by reasons of disability; (w) committing an act constituting a felony under state or federal law; (x) engaging in an act of fraud, dishonesty or gross misconduct in connection with the business of the Company or its affiliates; (y) theft or misappropriation, or attempted theft or misappropriation, of funds, property or a business opportunity from the Company or its affiliates; or (z) willful violation of any express policy or procedure of the Company or its affiliates, or any law or regulation applicable to the Company, its affiliates or its business; and (ii) the term “change of control” means (x) prior to the IPO, the acquisition by any person other than the existing owners (or their affiliates) of the Company of more than 50% of the voting equity interests in such entity and (y) following the IPO, the acquisition by any person other than the proposed owners (or their affiliates) of the general partner of the MLP of more than 50% of the voting equity interests of such general partner.

To the extent that any payment under this letter constitutes nonqualified deferred compensation for purposes of Section 409A of the Code, and such payment would otherwise be payable hereunder by reason of a termination of your employment, then, to the extent required by Section 409A, all references to your termination of employment will be construed to mean a “separation from service” (within the meaning of Section 409A(a)(2)(A)(i) of the Code and Treasury Regulation Section 1.409A-1(h)) (“Separation from Service”), and such amounts will only be paid upon or by reference to your Separation from Service.  Notwithstanding anything to the contrary in this letter, no compensation or benefits will be paid to you prior to the expiration of the six (6)-month period following your Separation from Service to the extent that the Company determines that paying such amounts at the time or times indicated in this letter would result in a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code.  If the payment of any such amounts is delayed as a result of the previous sentence, then on the first day following the end of such six (6)-month period (or such earlier date upon which such amount can be paid under Section 409A of the Code without resulting in a prohibited distribution, including as a result of your death), the Company will pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such period.  For purposes of Section 409A of the Code, each payment made under this letter will be treated as a separate payment.

The Company may assign or transfer your employment and this letter to any of its affiliates or to any successor to its business or assets at any time.  This Letter may not be amended except by a signed writing executed by the parties hereto.

We hope that you find this employment offer to be compelling. It is a package that can generate significant personal value for you as long as there is significant value created for the MLP.  Over time, we anticipate that you will also be eligible to participate in additional LTIC offerings, subject to approval by the Board of Directors.

We would very much enjoy having you as part of the team and are confident that you can help as create something special here.  In order for us to achieve our current timetable, we need to move this process along fairly quickly.  As a result, this offer of employment will expire on 5 pm on October 29, 2012, Also, we ask that you treat the terms of this offer in confidence. We all look forward to the possibility of working with you,

Rest Regards,

/s/ Ted W. Beneski

Ted Beneski
Chairman of the Board

Acknowledged, Accepted and Agreed:

/s/ Robert Lane
Robert Lane, individually
	Date:	Oct 28, 2012